UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 4)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

FATHOM DIGITAL MANUFACTURING CORPORATION

(Name of the Issuer)

Fathom Digital Manufacturing Corporation

Fathom Holdco, LLC

Fathom Digital Manufacturing Topco, LLC

Fathom Digital Manufacturing Intermediate, LLC

CORE Industrial Partners Fund I, L.P.

CORE Industrial Partners Fund I Parallel, L.P.

CORE Industrial Partners GP I, LLC

CORE Industrial Partners Fund III, L.P.

CORE Industrial Partners Fund III Parallel, L.P.

CORE Industrial Partners GP III, L.P.

CORE Industrial Partners, LLC

John R. May

(Names of Persons Filing Statement)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

31189Y202

(CUSIP Number)

Fathom Digital Manufacturing Corporation Fathom Holdco, LLC 1050 Walnut Ridge Drive Hartland, WI 53029 Tel: (262) 367-8254

Fathom Digital Manufacturing Topco, LLC

Fathom Digital Manufacturing Intermediate, LLC

CORE Industrial Partners Fund I, L.P.

CORE Industrial Partners Fund I Parallel, L.P.

CORE Industrial Partners GP I, LLC

CORE Industrial Partners Fund III, L.P.

CORE Industrial Partners Fund III Parallel, L.P.

CORE Industrial Partners GP III, L.P.

CORE Industrial Partners, LLC

John R. May

c/o CORE Industrial Partners, LLC

110 N Wacker Drive

Suite 2200

Chicago, IL 60606

Tel: (312) 566-4880

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Michael A. Nemeroff Vedder Price P.C. 222 North LaSalle Street Suite 2400 Chicago, Illinois 60601 Tel: (312) 609-7858	Robert E. Goedert, P.C. Kevin M. Frank Kirkland & Ellis LLP 333 West Wolf Point Plaza Chicago, Illinois 60654 Tel: (312) 862-2000	Steven J. Gavin Keerthika M. Subramanian Winston & Strawn LLP 35 W. Wacker Drive Chicago, Illinois 60601 Tel: (312) 558-5600

This statement is filed in connection with (check the appropriate box):

a. ☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐	The filing of a registration statement under the Securities Act of 1933.

c. ☐	A tender offer.

d. ☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No. 4 (this “Final Amendment”) to the Transaction Statement on Schedule 13E-3 (this “Amended Transaction Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (1) Fathom Digital Manufacturing Corporation, a Delaware corporation (“Fathom” or the “Company”) and the issuer of the common stock, par value $0.0001 per share (the “Class A Common Stock”) that is the subject of the Rule 13e-3 transaction; (2) Fathom Holdco, LLC, a Delaware limited liability company (“OpCo LLC”); (3) Fathom Digital Manufacturing Topco, LLC, a Delaware limited liability company (“Topco”); (4) Fathom Digital Manufacturing Intermediate, LLC, a Delaware limited liability company (“Parent”); (5) CORE Industrial Partners Fund I, L.P., a Delaware limited partnership (“CORE Fund I”); (6) CORE Industrial Partners Fund I Parallel, L.P., a Delaware limited partnership (“CORE Fund I Parallel”); (7) CORE Industrial Partners GP I, LLC, a Delaware limited liability company (“CORE Fund I GP”), the general partner of each of CORE Fund I and CORE Fund I Parallel; (8) CORE Industrial Partners Fund III, L.P., a Delaware limited partnership (“CORE Fund III”); (9) CORE Industrial Partners Fund III Parallel, L.P. (“CORE Fund III Parallel”); (10) CORE Industrial Partners GP III, L.P., a Delaware limited partnership (“CORE Fund III GP”) and the general partner of each of CORE Fund III and CORE Fund III Parallel; (11) CORE Industrial Partners, LLC, a Delaware limited liability company (“CORE”); and (12) John R. May.

This Amended Transaction Statement relates to the completion, on May 21, 2024 (the “Closing Date”), of the transactions contemplated by the Agreement and Plan of Merger, dated as of February 16, 2024 (the “Merger Agreement”), by and among the Company, Parent, Fathom Digital Manufacturing Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Company Merger Sub”), Fathom Digital Manufacturing Merger Sub 2, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Company Merger Sub (“LLC Merger Sub”), OpCo LLC, and the Company, pursuant to which, on the Closing Date, among other things, (i) LLC Merger Sub merged with and into OpCo LLC with OpCo LLC surviving the merger as a partially owned subsidiary of the Company (the “LLC Merger”) and (ii) immediately following the LLC Merger, Company Merger Sub merged with and into the Company, with the Company as the surviving corporation (the “Company Merger,” and collectively, with the LLC Merger and the other transactions contemplated by the Merger Agreement, the “Merger”). As a result of the Merger, the Company became a wholly-owned subsidiary of Parent. Parent, Company Merger Sub and LLC Merger Sub are affiliates of CORE. Capitalized terms used herein but not otherwise defined have the meaning set forth in the Merger Agreement.

As a result of the LLC Merger, LLC Merger Sub ceased to exist as an independent entity and, therefore, is no longer a Filing Person. As a result of the Company Merger, Company Merger Sub ceased to exist as an independent entity and, therefore, is no longer a Filing Person.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) under the Exchange Act to report the results of the transaction that is the subject of the Amended Transaction Statement.

Except as otherwise set forth herein, the information set forth in the Amended Transaction Statement remains unchanged and is incorporated by reference into this Final Amendment. All information set forth in this Final Amendment should be read together with the information contained or incorporated by reference in the Amended Transaction Statement.

The information concerning the Company contained in, or incorporated by reference into, this Final Amendment and the definitive proxy statement filed under Regulation 14A of the Exchange Act with the SEC pursuant to which the Company solicited proxies from the Company’s stockholders in connection with the Merger (as amended, the “Proxy Statement”) was supplied by the Company. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into, the Amended Transaction Statement and the Proxy Statement was supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

Item 10. Source and Amounts of Funds or Other Consideration

(a) – (b), (d) Source of funds; Conditions; Borrowed funds. Items 10(a), (b) and (d) are hereby amended and supplemented as follows:

Concurrently with the filing of this Final Amendment, the Company is filing with the SEC a Current Report on Form 8-K (the “Form 8-K”). Item 2.01 of the Form 8-K is hereby incorporated by reference.

Item 15. Additional Information

(c) Other material information. Item 15(c) is hereby amended and supplemented as follows:

On May 17, 2024, at a special meeting of the Company’s stockholders (the “Special Meeting”), the Company’s stockholders voted to approve a proposal to adopt the Merger Agreement (the “Merger Agreement Proposal”). As there were a sufficient number of affirmative Company stockholder votes at the time of the Special Meeting to approve the Merger Agreement Proposal, the proposal to approve one or more adjournments of the Special Meeting was rendered moot and was not submitted for a vote.

On the Closing Date, the Company filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which the Merger became effective. As a result of the Merger, the Company became a wholly-owned subsidiary of Parent.

Immediately following the Class A Unit Exchange (as described in the Merger Agreement), and prior to the completion of the LLC Merger, holders of an aggregate of 5,639,938 shares of Company Class A Common Stock, including holders of Company Class A Common Stock affiliated with CORE, entered into rollover agreements pursuant to which such shares were contributed, directly or indirectly, to Parent or one of its Affiliates (the “Rollover Shares”). The rollover agreements contained representations and warranties, covenants and other terms consistent with agreements and transactions of this type.

Merger Consideration

As a result of the Merger, (i) each share of Company Class A Common Stock issued and outstanding as of immediately prior to the Company Merger Effective Time (including each share of Company Class A Common Stock resulting from the exchange of OpCo Class A Units for shares of Company Class A Common Stock resulting from the Class A Unit Exchange and excluding (A) Company Class A Earnout Shares, (B) shares of Class A Common Stock (1) held by the Company as treasury stock, (2) owned by Parent, Company Merger Sub or any of its Affiliates (including Rollover Shares) and (3) owned, directly or indirectly, by the CORE Funds (the shares described in (1) through (3) of this clause (B), collectively, the “Owned Company Shares”) and (C) shares of Company Class A Common Stock held by Company Stockholders who have not voted in favor of the adoption of the Merger Agreement and who have properly demanded appraisal of such shares of Company Class A Common Stock in accordance with, and who have otherwise complied with, Section 262 of the DGCL (the “Dissenting Shares”) was cancelled and extinguished and automatically converted into the right to receive cash in an amount equal to $4.75, without interest thereon, subject to any required withholdings of Taxes (the “Per Share Price”), (ii) each Owned Company Share was cancelled and extinguished without any conversion thereof or consideration paid therefor, (iii) each outstanding Company Class A Earnout Share was automatically cancelled and ceased to exist and no payment was made with respect thereto and (iv) each share of Company Class B Common Stock (including SPAC Class B Earnout Shares) was automatically cancelled and ceased to exist and no payment was made with respect thereto. Holders of Dissenting Shares are entitled to receive payment of the appraised value of such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL.

Treatment of Company Awards

Pursuant to the Merger Agreement, at the Company Merger Effective Time, automatically and without any required action on the part of the holder thereof:

(i) each Company Option outstanding and unexercised immediately prior to the Company Merger Effective Time (whether vested or unvested), was converted into the right to receive a cash payment, less applicable Tax withholdings, equal in value to (i) the excess, if any, of the Per Share Price over the per share exercise price of such Company Option, multiplied by (ii) the number of shares of Company Common Stock covered by such Company Option immediately prior to the Company Merger Effective Time (the “Option Consideration”). The Option Consideration will be paid to the applicable holder no later than the second regularly scheduled payroll date following the Closing Date;

(ii) each Company Restricted Stock Unit Award outstanding immediately prior to the Company Merger Effective Time was cancelled and converted into the contingent right to receive an amount in cash, without interest and less applicable Tax withholdings, equal in value to (A) the Per Share Price multiplied by (B) the number of shares of Company Common Stock covered by such Company Restricted Stock Unit Award immediately prior to the Company Merger Effective Time (the “Converted Cash Award”), which Converted Cash Award was subject to the same time-based vesting schedule and generally the same terms and conditions of the corresponding Company Restricted Stock Unit Award from which it was converted;

(iii) each unvested Company Restricted Stock Unit Award held by a non-employee director of the Company outstanding immediately prior to the Company Merger Effective Time was forfeited and cancelled for no consideration, except that to the extent that any outstanding Company Restricted Stock Unit Award granted on May 4, 2023 to a non-employee director of the Company (including the award granted to Carey Chen in his capacity as a non-employee director) remained unvested immediately prior to the Company Merger Effective Time, such award vested in full at the Company Merger Effective Time, with the holder of such Company Restricted Stock Unit Award becoming entitled to receive an amount in cash, less applicable Tax withholdings, equal in value to (A) the Per Share Price multiplied by (B) the number of shares of Company Common Stock covered by such award immediately prior to the Company Merger Effective Time;

(iv) each Company Performance Stock Unit Award outstanding immediately prior to the Company Merger Effective Time and that satisfied the applicable performance vesting criteria associated with such Company Performance Stock Unit Award (or applicable portion thereof) as of immediately prior to the Company Merger Effective Time was cancelled and converted into the contingent right to receive a Converted Cash Award with respect to an amount in cash, without interest and less applicable Tax withholdings, equal in value to (A) the Per Share Price multiplied by (B) the number of shares of Company Common Stock covered by such Company Performance Stock Unit Award with respect to which the applicable performance vesting criteria had been satisfied immediately prior to the Company Merger Effective Time, which Converted Cash Award was subject to the same time-based vesting schedule and generally the same terms and conditions of the corresponding Company Performance Stock Unit Award from which it was converted; and

(v) each Company Performance Stock Unit Award (or applicable portion thereof) outstanding immediately prior to the Company Merger Effective Time and that had not satisfied the applicable performance-vesting criteria associated with such Company Performance Stock Unit Award (or applicable portion thereof) as of immediately prior to the Company Merger Effective Time was forfeited and cancelled for no consideration.

Treatment of Warrants

At the Company Merger Effective Time, each outstanding Company Warrant, in accordance with its terms, automatically and without any required action on the part of the holder thereof or any other Person, ceased to represent a Company Warrant exercisable for Company Class A Common Stock and became a Company Warrant exercisable for an amount equal to 1/20th of the Per Share Price. If a Registered Holder (as defined in the Warrant Agreement) properly exercises a Company Warrant within thirty (30) days following the date of the Form 8-K, the Warrant Price (as defined in the Warrant Agreement) with respect to such exercise will be reduced to an amount (in dollars) equal to $0.233765 per Warrant, which is equal to 1/20th of the Per Share Price (but in no event less than zero) minus the Black-Scholes Warrant Value (as defined in the Warrant Agreement) with respect to such Warrant, which would have been equal to $0.003735 per Warrant as of the close of trading on May 20, 2024, the last trading day prior to the Company Merger Effective Time and the filing of the Form 8-K. In order to be eligible to pay such reduced exercise price and receive such Black-Scholes Warrant Value, the holder of such Warrant shall be required to validly exercise such Warrant, including, in the payment of the exercise price in cash or, to the extent permitted or the Company elects to so require under the Warrant Agreement, the exercise of such Warrant on a cashless basis in accordance with the terms of the Warrant Agreement on or prior to June 20, 2024.

On the Closing Date, the Company notified the New York Stock Exchange (the “NYSE”) of the effectiveness of the Merger. As a result, trading in shares of Company Class A Common Stock on the NYSE were suspended and the NYSE filed with the SEC an application on Form 25 to remove shares of Company Class A Common Stock from listing on the NYSE and to deregister the Company Class A Common Stock under Section 12(b) of the Exchange Act. The Company intends to file a Form 15 suspending the Company’s reporting obligations under Section 13 and 15(d) of the Exchange Act with respect to the Company’s Class A Common Stock and the Company’s warrants.

Item 16. Exhibits

The following exhibits are filed herewith:

Exhibit Number	Description of Exhibit

(a)(2)(i)	Definitive Proxy Statement of Fathom Digital Manufacturing Corporation (the “Proxy Statement”) (included in the Schedule 14A filed on April 19, 2024 and incorporated herein by reference).

(a)(2)(ii)	Form of Proxy Card (included in the Proxy Statement and incorporated herein by reference).

(a)(2)(iii)	Letter to Stockholders (included in the Proxy Statement and incorporated herein by reference).

(a)(2)(iv)	Notice of Special Meeting of Stockholders (included in the Proxy Statement and incorporated herein by reference).

(a)(2)(v)	Definitive Additional Materials to the Proxy Statement of Fathom Digital Manufacturing Corporation (the “Supplement”) (included in the Schedule 14A filed on May 13, 2024 and incorporated herein by reference).

(a)(2)(vi)	Current Report on Form 8-K filed by Fathom Digital Manufacturing Corporation with the SEC on February 20, 2024 (File No. 001-39994) (the “Form 8-K”).

(b)(i)	Equity Commitment Letter, dated February 16, 2024, executed by CORE Fund I, CORE Fund I Parallel, CORE Fund III and CORE Fund III Parallel and accepted and agreed to by Parent.

(c)(i)	Opinion of Duff & Phelps, dated as of February 15, 2024 (included as Annex C to the Proxy Statement and incorporated herein by reference).

(c)(ii)	Discussion Materials of Kroll, LLC, operating through its Duff & Phelps Opinions Practice, to the Special Committee, dated December 23, 2023.

(c)(iii)	Discussion Materials of Kroll, LLC, operating through its Duff & Phelps Opinions Practice, to the Special Committee, dated February 15, 2024.

(d)(i)	Agreement and Plan of Merger, dated as of February 16, 2024, by and among Parent, Company Merger Sub, LLC Merger Sub, the Company and OpCo LLC (included as Annex A to the Proxy Statement and incorporated herein by reference).

(d)(ii)	Support Agreement, dated as of February 16, 2024, by and among the Company, Parent, CORE Fund I and CORE Fund I Parallel (included as Annex B to the Proxy Statement and incorporated herein by reference).

(d)(iii)	Amendment No. 1 to the Second Amended and Restated Limited Liability Company Agreement of Fathom Holdco, LLC, dated as of February 16, 2024 (included as Exhibit 10.3 to the Form 8-K and incorporated herein by reference).

(d)(iv)	Amendment No. 1 to the Amended and Restated Tax Receivable Agreement, dated as of February 16, 2024 (included as Exhibit 10.2 to the Form 8-K and incorporated herein by reference).

(f)	Section 262 of the Delaware General Corporation Law (included as Annex D to the Proxy Statement and incorporated herein by reference).

107	Filing Fee Table.

SIGNATURES

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 21, 2024

FATHOM DIGITAL MANUFACTURING CORPORATION

By:	/s/ Carey Chen
Name:	Carey Chen
Title:	Chief Executive Officer

FATHOM HOLDCO, LLC

By:	FATHOM DIGITAL MANUFACTURING CORPORATION
Its:	Managing Member

By:	/s/ Carey Chen
Name:	Carey Chen
Title:	Chief Executive Officer

[Signature Page to SC 13E-3/A]

Dated: May 21, 2024

FATHOM DIGITAL MANUFACTURING TOPCO, LLC

By:	/s/ John May
Name:	John May
Title:	President

FATHOM DIGITAL MANUFACTURING INTERMEDIATE, LLC

By:	/s/ John May
Name:	John May
Title:	President

[Signature Page to SC 13E-3/A]

Dated: May 21, 2024

CORE INDUSTRIAL PARTNERS FUND I, L.P.

By:	CORE INDUSTRIAL PARTNERS GP I, LLC
Its:	General Partner

By:	/s/ John May
Name:	John May
Title:	Managing Partner

CORE INDUSTRIAL PARTNERS FUND I PARALLEL, L.P.

By:	CORE INDUSTRIAL PARTNERS GP I, LLC
Its:	General Partner

By:	/s/ John May
Name:	John May
Title:	Managing Partner

CORE INDUSTRIAL PARTNERS GP I, LLC

By:	/s/ John May
Name:	John May
Title:	Manager

[Signature Page to SC 13E-3/A]

Dated: May 21, 2024

CORE INDUSTRIAL PARTNERS FUND III, L.P.

By:	CORE INDUSTRIAL PARTNERS GP III, L.P.
Its:	General Partner

By:	CORE INDUSTRIAL PARTNERS, LLC
Its:	General Partner

By:	/s/ John May
Name:	John May
Title:	Manager

CORE INDUSTRIAL PARTNERS FUND III PARALLEL, L.P.

By:	CORE INDUSTRIAL PARTNERS GP III, L.P.
Its:	General Partner

By:	CORE INDUSTRIAL PARTNERS, LLC
Its:	General Partner

By:	/s/ John May
Name:	John May
Title:	Manager

CORE INDUSTRIAL PARTNERS GP III, L.P.

By:	/s/ John May
Name:	John May
Title:	Manager

[Signature Page to SC 13E-3/A]

Dated: May 21, 2024

CORE INDUSTRIAL PARTNERS, LLC

By:	/s/ John May
Name:	John May
Title:	Sole Managing Member

[Signature Page to SC 13E-3/A]

Dated: May 21, 2024

JOHN R. MAY

By:	/s/ John May

[Signature Page to SC 13E-3/A]